NO ACT

AC
3-17-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

09038782

March 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-23-09

Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004

Re: The Western Union Company
Incoming letter dated March 17, 2009

Dear Mr. Lewis:

This is in response to your letter dated March 17, 2009. In that letter, you requested that the Commission review the Division of Corporation Finance's March 6, 2009 no-action letter regarding the shareholder proposal submitted to Western Union by NorthStar Asset Management, Inc.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Sarah J. Kilgore
Senior Counsel
The Western Union Company
12500 E. Belford Ave., M21A2
Englewood, CO 80112

SANFORD J. LEWIS, ATTORNEY

March 17, 2009

Via email and overnight mail

The Honorable Mary L. Schapiro, Chairman
U.S. Securities and Exchange Commission
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Mr. Thomas Kim, Chief Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Appeal to the Commission** on Behalf of NorthStar Asset Management of No Action Letter Issued March 6, 2009 (Rule 14a-8(i)(7) Regarding Shareholder Proposal on Community Investment Submitted to Western Union for 2009 Proxy Materials

Dear Ms. Schapiro and Mr. Kim,

I am writing on behalf of NorthStar Asset Management (the "Proponent"), which submitted a shareholder proposal (the "Proposal") to the Western Union Company (the "Company") for consideration at its 2009 meeting of shareholders. On January 7, 2009, the Company sent a letter to the Staff arguing that the Proposal may be excluded from the Company's 2009 proxy statement under Rule 14a-8(i)(7). We sent our reply on January 30, 2009, and the Staff rendered its decision on March 6, 2009, granting the no action request on the grounds that the resolution relates to ordinary business (i.e., investment decisions). I am writing to appeal to the full Commission that No Action decision (enclosed). The Company has noted that it intends to file its definitive proxy materials for the 2009 Annual Meeting on or about March 31, 2009.

Pursuant to Staff Legal Bulletin 14D (CF), a copy of this letter is being e-mailed concurrently to Sarah Kilgore, Associate General Counsel, the Western Union Company.

THE PROPOSAL

The Proposal in question asks the Company issue to a report to shareholders by December 1, 2009, at reasonable cost and excluding confidential information, on the Company's policies on investment in the communities in which it does business, separate from and beyond any philanthropic or charitable efforts, with a view to incorporating criteria to work with local stakeholders and organizations to identify community needs, and to develop long-term reinvestment that reflects those needs.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

BASIS FOR APPEAL

We believe that the Staff has misapplied existing precedents in finding this resolution excludable as relating to ordinary business ("investment decisions.") We also believe the decision to exclude it may have dire implications in the current economic crisis, because it may be construed to exclude an active role of shareholder resolutions in increasing transparency of how companies' investment policies support local communities. Given the severe impact of the current economic crisis on local communities, we urge immediate attention and reversal by the Commission.

ANALYSIS

The Proposal does not attempt to micromanage the Company.

While the Company asserted that the Proposal violates 14a-8(i)(7) in its no action request letter, the Company only very briefly argued that the resolution dealt with ordinary business because it related to investment and investment strategy. The Company argued that the resolution could be excluded pursuant to Rule 14a-8(i)(7) because "investment in communities" or "long-term reinvestment" is an investing decision made pursuant to the overall corporate strategy and risk management of a company.

By contrast, we believe the Proposal is permissible because it only asks for policy transparency at a broad level without demanding "specific time-frames or methods for implementing complex policies." The resolution focuses on helping shareholders to understand what the Company's **policy** is on investment in local communities, not dictating individual investment choices. The Proponents have appropriately focused on this strategic and overarching significant policy issue confronting the Company without delving into the minutia of policy implementation.

The precedents cited by the Company are inapposite.

The Company cited as ostensible support for exclusion the Staff decisions in *Sempra Energy* (February 7, 2000), *General Dynamics Corporation* (March 23, 2000), *McDonald's Corporation* (March 14, 2006), and *Chubb Corporation* (apparently January 25, 2005, miscited by the Company as January 1, 2004).

However, these decisions are inapposite to the present resolution. Each of those decisions involved a resolution that sought to ***direct*** a company's investment decision-making or criteria, in contrast to the present resolution, which asks for **disclosure** of the Company's policies on investment. *Sempra* (February 7, 2000) involved a resolution requiring that the majority of revenue derived as a result of default utility service requirements be reinvested in California utility subsidiaries. In *General Dynamics* (March 23, 2000) the resolution suggested that the company obtain precious metals without relinquishing its current cash and mineral reserves. *McDonald's* (March 14, 2006) involved a request that the Board of Directors adopt and implement a comprehensive risk strategy both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment in McDonald's, with necessary steps to implement this strategy to include but not be limited to:

- reducing substantially McDonald's levels of cash and other sources of working capital
- issuing only floating rate debt, and converting existing fixed-rate debt to floating-rate
- eliminating stand-by debt facilities
- eliminating the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives.

The Company also cited *Chubb* (January 1, 2004). This was apparently a miscitation, as we were unable to find in the Lexis database a decision for the company on the cited date of January 1, 2004. A January 25, 2004 Chubb decision allowed exclusion of a resolution asking the company to report "its strategies to address the impacts of global warming on its business". This was in line with the evolving line of decisions on risk evaluation, and did not relate to disclosure of "investments".

Staff precedents support the nonexcludability of disclosure of community investment policies.

In contrast to the inapplicable precedents cited by the Company, we cited Staff precedents that have been found to be nonexcludable despite their focus on investment. For example, there are two important precedents which focused on disclosure of policies on underwriting, investing and lending. In *Morgan Stanley Dean Witter* (January 11, 1999) and *Merrill Lynch* (February 25, 2000) the proposals asked "the Board to issue a report to shareholders and employees by October 1999, reviewing the underwriting, investing and lending criteria of [the company]--including its joint ventures such as the China International Capital Corporation Ltd.--with the view to incorporating criteria related to a transaction's impact on the environment, human rights and risk to the company's reputation."[1]

In *Morgan Stanley* and *Merrill Lynch* key elements were that the resolved clause:

- Did not direct investment or a specific policy;
- Was sufficiently specific so that shareholders and management could easily understand what they were voting on, but appropriately general and flexible so that the Board could exercise it statutorily authorized discretion; and
- Sought a report disclosing existing and potential policies – thereby keeping the focus on disclosure and discussion at the level of investment policy rather than dictating policy or focusing on a specific investment.

The present resolution, like *Morgan Stanley* and *Merrill Lynch*, essentially asks for a report on

[1] Note that these cases were prior to the SEC applying the "evaluation of risk" exclusion, and therefore was not challenged on those grounds.

the company's policies related to financing of development around a specific set of human rights concerns – in this instance how its investing policies support the communities where the company does business. Although the resolution relates to community development rather than international transactions, the *Morgan Stanley* and *Merrill Lynch* cases show that the resolution is well within range of the kind of broad policy challenges that a company can be asked by its shareholders to address.

In addition to those decisions, there are other important recent Staff decisions on "investment" which show that a resolution can ask for disclosure of an element of investment strategy without encroaching on ordinary business. In *Chevron* (March 21, 2008) the Staff found that a resolution was not excludable on the basis of ordinary business where it asked the board to review and develop guidelines for country selection, including guidelines on investing in or withdrawing from countries with characteristics specified in the proposal, and report these guidelines to shareholders. This draws a strong parallel to the present resolution, which involves disclosure of policies related to investment in local communities. Regardless of whether the geographic area involved is a country or a community, as long as the resolution seeks disclosure of policy, it is clear that it does not cross the line into ordinary business.

Indeed, other Staff precedents demonstrate that shareholder resolutions can go even further toward ***directing*** investment strategy without crossing the line into ordinary business. In the decision in *Fidelity Investments* (January 22, 2008), the Staff decided that a resolution was not excludable as ordinary business when it asked of certain Fidelity funds that "the Fund's Board institute oversight procedures to screen out investments in companies that, in the judgment of the Board, substantially contribute to genocide, patterns of extraordinary and egregious violations of human rights, or crimes against humanity." This resolution, which was found to be nonexcludable by the Staff, asked for concrete measures – oversight procedures -- to exclude certain investments because of the harm that they do to people and communities. By contrast, the Western Union resolution merely asked for disclosure of the Company's proactive investment policies related to community investment. We believe there is no reasonable basis for saying that a resolution which concretely requires the company to institute procedures to establish negative screens should not be deemed ordinary business, while one which seeks disclosure of policy for proactive investment in communities should be found to micromanage the company's investment strategy.

The resolution relates to significant social policy issues and therefore is not excludable under the ordinary business exclusion.

While Rule 14a-8(i)(7) permits companies to exclude from proxy materials shareholder proposals that relate to the company's ordinary business matters, the Commission recognizes that "proposals relating to such matters but focusing on sufficiently significant social policy issues… generally would not be considered excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release 34-40018 (May 21, 1998). This guidance demonstrates that a subject matter's status as a significant policy issue ***trumps*** the company's portrayal if it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the company to demonstrate that the proposal does not involve any substantial policy or other considerations. It is only when the company is able to show that the proposal raises ***no*** substantial policy consideration that it may exclude the proposal. Clearly, this is a very high threshold that gives the benefit of the doubt to the proponents and tends towards allowing, rather than excluding, the proposal.

As far back as 30 years ago, the Staff has recognized that community reinvestment is a significant policy issue. *See Boatmen's Bancshares, Inc.* (February 12, 1980), *First Union Bancorporation* (February 7, 1980), and *First National Boston Corporation* (February 2, 1978). As such, the subject matter of the resolution reflects a significant social policy issue facing Western Union, and does not reflect a focus merely on the day-to-day affairs of the Company. A resolution to support transparency of those policies, therefore, should not be excludable as relating to ordinary business.

REQUEST FOR RELIEF

As demonstrated above and in the enclosed record of this matter, the Proposal is not excludable as ordinary business. Therefore, we request that the Commission reverse the Staff decision in this matter and inform the Company that the SEC proxy rules require denial of the Company's no-action request. Please call me at (413) 549-7333 to discuss any questions in connection with this matter, or if the Commission wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Julie N. W. Goodridge, NorthStar Asset Management
Sarah Kilgore, The Western Union Company